immediately prior to the Effective Time will be unaffected by the Merger and will be unchanged and remain outstanding immediately following the Effective Time, and no consideration will be delivered in respect thereof. A copy of the Merger Agreement is attached to the accompanying information statement as Annex A.

The conflicts committee (the "Conflicts Committee") of the board of directors of Partnership GP (the "GP Board") has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of the Partnership and of the holders of Common Units other than Partnership GP, Brookfield Private Institutional, Brookfield TK Block, Brookfield TOLP, Parent, Merger Sub and their respective Affiliates, which includes their respective directors and officers and members of Partnership GP's senior management team, who are executive officers of Teekay Offshore Group Ltd. (the "Unaffiliated Unitholders"), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting "Special Approval" for all purposes under the Sixth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of January 23, 2018 (as amended, modified or supplemented as of the date hereof, the "Partnership Agreement"), and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the Partnership's limited partners holding Common Units (the "Common Unitholders") the approval of the Merger Agreement and the Merger. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C. ("Evercore"), the financial advisor to the Conflicts Committee, which the Conflicts Committee adopted as its own, to the effect that, as of September 30, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken in rendering its opinion as set forth therein, the Cash Merger Consideration is fair, from a financial point of view, to the Unaffiliated Unitholders. A copy of the written opinion of Evercore is attached to the accompanying information statement as Annex C.

Rider ii

The GP Board, acting based upon the "Special Approval", has unanimously (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders by written consent, and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders.

~~Neither the Conflicts Committee nor the GP Board considered the terms and conditions of the Unit Alternative in making their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger, and neither the GP Board nor the Conflicts Committee have made any recommendation to the Unaffiliated Unitholders with regard to the Unit Election.~~

Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote or consent of the limited partners holding a majority of the outstanding Common Units, voting as a class ("Partnership Unitholder Approval"). As permitted by the Limited Partnership Act of the Marshall Islands (as amended, supplemented or restated from time to time) and the Partnership Agreement, immediately following the execution of the Merger Agreement, the Brookfield Affiliated Holders delivered to Partnership GP a written consent of limited partners constituting a majority of the outstanding Common Units approving the Merger Agreement and the transactions contemplated thereby, including the Merger, which consent constitutes Partnership Unitholder Approval. **As a result, the Partnership has not solicited and is not soliciting your approval of the Merger Agreement or the transactions contemplated thereby.** Assuming the timely satisfaction or waiver of the conditions set forth in the Merger Agreement, the Partnership currently anticipates that the Merger will be completed in the fourth quarter of 2019.

The accompanying information statement provides you with detailed information about the Merger Agreement and the transactions contemplated thereby, including the Merger, the Cash Merger Consideration and the Unit Alternative. We encourage you to carefully read the entire information statement and its annexes, including the Merger Agreement. Please read "Material U.S. Federal Income Tax Consequences of the Merger" for a summary of the U.S. federal income tax consequences of the Merger. You may also obtain additional information about the Partnership from documents the Partnership has filed with the U.S. Securities and Exchange Commission. You should consult your own tax advisers regarding the particular tax consequences to you of participating in the

ii

Q: **Does the Partnership, the GP Board or the Conflicts Committee recommend that I elect the Unit Alternative in lieu of the Cash Merger Consideration?**

A: The Partnership, the GP Board and the conflicts committee of the GP Board (the "Conflicts Committee") make no recommendation as to whether any Common Unitholder should elect to receive the Unit Alternative in lieu of the Cash Merger Consideration. ~~Neither the Conflicts Committee nor the GP Board considered the terms and conditions of the Unit Alternative in making their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger.~~ ← Rider 3

Q: **Can I make a Unit Election for only a portion of my Common Units?**

A: No. If a Unit Election is made by any Common Unitholder, it must be made with respect to all Common Units held by such Common Unitholder.

Q: **Can I revoke my Unit Election after I submit an Election Form and Letter of Transmittal?**

A: Yes. Any Unit Election may be revoked with respect to the Common Units subject thereto up until the Election Deadline in accordance with the procedures set forth in the Election Form and Letter of Transmittal, a form of which is included as Annex D hereto.

Q: **Will the Class A Common Units be traded on an exchange?**

A: No. The Class A Common Units will not be listed for trading on any national securities exchange.

Q: **Will the Class A Common Units be transferable?**

A: No. The Class A Common Units will be non-transferable, meaning that they may not be sold, assigned, conveyed, transferred, pledged or in any other manner disposed of, other than in certain limited circumstances as shall be set forth in our Seventh Amended and Restated Agreement of Limited Partnership (the "Amended and Restated Partnership Agreement") to be entered into in connection with consummation of the Merger, the form of which is attached as Annex B hereto. Under the terms of the Class A Common Units, upon the occurrence of a Brookfield Sales Event (as defined in "Description of the Class A Common Units—Automatic Redemption of Class A Common Units") the Partnership will be required to redeem all or a portion of the outstanding Class A Common Units with no action or consent required on the part of the holders of Class A Common Units ("Class A Common Unitholders"). Such a redemption would be triggered by any sale of Class B Common Units of the Partnership (the "Class B Common Units") by Brookfield TKC Acquisition L.P., Brookfield TOLP or certain of their affiliates to any person other than Brookfield TKC Acquisition L.P., Brookfield TOLP or such affiliates, and in such circumstances, Class A Common Unitholders generally will receive the same consideration for the redemption of their Class A Common Units as Brookfield receives for the sale of its Class B Common Units, subject to applicable legal, tax, or regulatory constraints.

Q: **If I elect the Unit Alternative, will I have voting rights with respect to the Class A Common Units?**

A: Class A Common Unitholders will have no voting rights, unless expressly required by the Limited Partnership Act of the Marshall Islands (as amended, supplemented or restated from time to time, the "Marshall Islands Act"), but only to the extent such voting rights may not be waived. As a result, all matters submitted to the Partnership's unitholders after the Merger will be decided by the vote of holders of Class B Common Units (such holders, the "Class B Common Unitholders"), subject to consent rights, to the extent applicable, of the Preferred Units (as defined below). Brookfield, which may have interests that differ from those of the Class A Common Unitholders, will have control of all outstanding Class B Common Units after completion of the Merger and will have the ability to control the outcome of all matters submitted to our unitholders for approval, subject to consent rights, to the extent applicable, of the Preferred Units (as defined below).

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Treatment of Equity Awards (see page 98)

Each outstanding award granted under the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan (as amended from time to time and including any successor or replacement plan or plans, the "Partnership Long-Term Incentive Plan") that was designated as a "Phantom Unit" on the date of grant (each, a "Phantom Unit") will be converted into a phantom unit award with respect to the same number of Class A Common Units as the number of Common Units to which such Phantom Unit was subject.

Each outstanding award granted under the Partnership Long-Term Incentive Plan that was designated as a "Restricted Unit" on the date of grant (each, a "Restricted Unit") will be converted into a restricted unit award with respect to the same number of Class A Common Units as the number of Common Units to which such Restricted Unit was subject.

The Partnership and Partnership GP will take all actions as may be necessary to provide for or give effect to the assumption of the Partnership Long-Term Incentive Plan by the surviving entity.

Treatment of Incentive Distribution Rights (see page 98)

All Incentive Distribution Rights ("IDRs") of the Partnership issued and outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist, and no consideration will be delivered in respect of the cancellation of the IDRs.

Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger (see page 37)

On September 30, 2019, the Conflicts Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of the Partnership and the the holders of Common Units other than Partnership GP, Brookfield Private Institutional, Brookfield TK Block, Brookfield TOLP, Parent, Merger Sub and their respective Affiliates, which includes their respective directors and officers and members of Partnership GP's senior management team, who are executive officers of Teekay Offshore Group Ltd. (the "Unaffiliated Unitholders"), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting "Special Approval" for all purposes under the Partnership Agreement, and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the Common Unitholders the approval of the Merger Agreement and the Merger.

The GP Board, acting based upon the "Special Approval", has unanimously (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders by written consent, and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders.

~~Neither the Conflicts Committee nor the GP Board considered the terms and conditions of the Unit Alternative in making their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger, and neither the GP Board nor the Conflicts Committee have made any recommendation to the Unaffiliated Unitholders with regard to the Unit Election.~~ ← Rider ii

The Conflicts Committee retained Potter Anderson & Corroon LLP ("Potter Anderson") as its legal counsel and Evercore Group L.L.C. ("Evercore") as its financial advisor. The Conflicts Committee negotiated with Brookfield and its representatives with respect to the Merger and the Merger Agreement and conducted a review and evaluation of the Merger and the Merger Agreement. For a more complete discussion of these items, see "Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger."

Opinion of Financial Advisor to the Conflicts Committee (see page 45)

The Conflicts Committee retained Evercore to act as its financial advisor in connection with the Merger. As part of this engagement, the Conflicts Committee requested that Evercore evaluate the fairness, from a financial

8

Discussion Plan. The Conflicts Committee and its advisors discussed both the Management Projections and the Discussion Plan and reviewed the key assumptions of each. The Conflicts Committee confirmed that the key assumptions contained in the Discussion Plan were speculative and non-executable on a status quo basis, and based on that determination, the Conflicts Committee directed Evercore to base its analysis of the financial terms of the Proposed Transactions (other than the Rollover Option) on the Management Projections.

Later on September 26, 2019, Baker Botts, in consultation with Potter Anderson, delivered a further revised draft of the Merger Agreement and Partnership disclosure schedule to Kirkland. The revised draft of the Merger Agreement proposed a $4.0 million cap on the Partnership's reasonable out-of-pocket expenses that are subject to reimbursement by Parent in the event the Merger Agreement is terminated under certain circumstances and a $6.75 million cap on the Partnership's liability for willful breach or intentional fraud.

On September 27, 2019, Baker Botts and Potter Anderson delivered a further revised draft of the Merger Agreement to Kirkland incorporating minor changes.

On September 28, 2019, Kirkland delivered a revised draft of the Merger Agreement and the Partnership disclosure schedule to Potter Anderson and Baker Botts accepting the changes proposed by Potter Anderson and Baker Botts.

On September 30, 2019, Kirkland provided a revised draft of the Equity Commitment Letter to Potter Anderson and Baker Botts incorporating their prior comments, as well as a draft of the written consent of limited partners to be executed by the Brookfield Affiliated Holders as holders of a majority of the outstanding Common Units.

Later on September 30, 2019, the Conflicts Committee held a telephonic meeting with representatives of Potter Anderson and Evercore. At the meeting, (i) Potter Anderson provided an update on the standards of conduct under the Partnership Agreement and applicable law, (ii) each member of the Conflicts Committee confirmed that no changes have occurred that would cause them to cease to be independent or cease to be qualified to serve on the Conflicts Committee, and (iii) Potter Anderson reviewed the material terms of the transaction documents, including the Merger Agreement and the Equity Commitment Letter. Also at this meeting, Evercore reviewed with the Conflicts Committee its financial analysis of the Cash Merger Consideration and delivered to the Conflicts Committee its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore's opinion, the Cash Merger Consideration was fair, from a financial point of view, to the Unaffiliated Unitholders. Following receipt of Evercore's fairness opinion and a deliberation of the benefits and considerations of the Proposed Transaction, the Conflicts Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of the Partnership and the Unaffiliated Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting "Special Approval" for all purposes under the Partnership Agreement, and recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the limited partners holding Common Units the approval of the Merger Agreement and the Merger. The resolutions also stated that in making the foregoing determinations, approval and recommendation, the Conflicts Committee had not considered the terms and conditions of the Rollover Option securities and was not taking any position or making any recommendation with respect to the Rollover Option or the terms and conditions of the Rollover Option securities. ← Rider 36

Later on September 30, 2019, following the close of markets, the GP Board held a telephonic meeting to consider the Proposed Transaction. At the meeting, Mr. Craig, as Chairman of the Conflicts Committee, reported on the Conflicts Committee's determinations, approval and recommendation with respect to the Proposed Transaction. Representatives of Baker Botts reviewed certain terms of the Merger Agreement and Equity Commitment Letter. Thereafter, the GP Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Limited Partners holding Common Units by written consent, and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Limited Partners holding Common Units.

36

and the Unaffiliated Unitholders, and (iv) determine whether or not to approve, and to recommend that the GP Board approve, the Proposed Transaction, with any such approval by the Conflicts Committee constituting "Special Approval" for all purposes under the Partnership Agreement, including, but not limited to, Section 7.9(a) thereof.

The Conflicts Committee retained Potter Anderson as its legal counsel and Evercore as its financial advisor. The Conflicts Committee negotiated with Brookfield and its representatives with respect to the Merger and the Merger Agreement and conducted a review and evaluation of the Merger and the Merger Agreement.

On September 30, 2019, the Conflicts Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of the Partnership and the Unaffiliated Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting "Special Approval" for all purposes under the Partnership Agreement (including, without limitation, Section 7.9(a) thereof), and recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the Common Unitholders the approval of the Merger Agreement and the Merger. The resolutions also stated that in making the foregoing determinations, approval and recommendation, the Conflicts Committee had not considered the terms and conditions of the Unit Alternative and was not taking any position or making any recommendation with respect to the Unit Election or the terms and conditions of the Unit Alternative. ⬉ Rider 36

The GP Board

The GP Board consists of nine directors. Some of the directors on the GP Board may have different interests in the Merger than the Unaffiliated Unitholders. For a complete discussion of these and other interests of the members of the GP Board in the Merger, see "—Interests of the Directors, Officers and Management of Partnership GP in the Merger." Because of such possible and actual conflicts of interests, in resolutions approved by the GP Board on May 21, 2019, the GP Board delegated to the Conflicts Committee the full power and authority of the GP Board to (i) review and evaluate the terms and conditions, and determine the advisability of, the Proposed Transaction, (ii) negotiate, or delegate the ability to negotiate to any persons, with any party the Conflicts Committee deems appropriate, with respect to the terms and conditions of the Proposed Transaction, (iii) determine whether to give or withhold the Conflicts Committee's approval of the Proposed Transaction, including by "Special Approval" pursuant to Section 7.9(a) of the Partnership Agreement, and (iv) determine whether to approve the Proposed Transaction.

On September 30, 2019, the Conflicts Committee unanimously determined that each of the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of the Partnership and the Unaffiliated Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting "Special Approval" for all purposes under the Partnership Agreement, and recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the Common Unitholders the approval of the Merger Agreement and the Merger. On September 30, 2019, the GP Board, after considering the unanimous approval, such approval constituting "Special Approval" for all purposes under the Partnership Agreement, and recommendation of the Conflicts Committee, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders by written consent, and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders. On October 24, 2019, the GP Board resolved to approve the filing of the Schedule 13E-3 and this information statement and determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Unaffiliated Unitholders.

In determining that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of the Partnership and the Unaffiliated Unitholders, and recommending approval of the Merger Agreement and the Merger by the Common Unitholders, the GP Board based its approval on the unanimous approval, such approval constituting "Special Approval" for all purposes under the Partnership Agreement, and recommendation of the Conflicts Committee.

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Rider ii

The Conflicts Committee and the GP Board considered the existence of the Unit Alternative in making their respective determinations, approvals and recommendations with regard to the Merger Agreement and the Merger and concluded that the inclusion of the Unit Alternative in the Merger Agreement would not compromise their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders). However, neither the Conflicts Committee nor the GP Board evaluated or negotiated the terms or conditions of or assigned a value to the Unit Alternative, and neither the Conflicts Committee nor the GP Board have made any recommendation to the Unaffiliated Unitholders with regard to the Unit Election. The Conflicts Committee and the GP Board determined to accommodate Brookfield's request to include the Unit Alternative in the Merger Agreement because (i) as an option, the Unit Alternative did not compromise their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders) and (ii) they determined not to deny Unaffiliated Unitholders an option to continue to hold an interest in the Partnership following privatization.

Rider 3

The Conflicts Committee and the GP Board considered the existence of the Unit Alternative in making their respective determinations, approvals and recommendations with regard to the Merger Agreement and the Merger and concluded that the inclusion of the Unit Alternative in the Merger Agreement would not compromise their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders). However, neither the Conflicts Committee nor the GP Board evaluated or negotiated the terms or conditions of or assigned a value to the Unit Alternative. The Conflicts Committee and the GP Board determined to accommodate Brookfield's request to include the Unit Alternative in the Merger Agreement because (i) as an option, the Unit Alternative did not compromise their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders) and (ii) they determined not to deny Unaffiliated Unitholders an option an option to continue to hold an interest in the Partnership following privatization.

Rider 36

Although the Conflicts Committee did not evaluate or negotiate the terms or conditions of or assign a value to the Unit Alternative in making its determination, approval and recommendation of the Merger Agreement and the Merger, the Conflicts Committee determined to accommodate Brookfield's request to include the Unit Alternative in the Merger Agreement because (i) as an option, the Unit Alternative did not compromise the Conflicts Committee's determination, approval or recommendation with regard to the Merger Agreement and the Merger and (ii) the Conflicts Committee determined not to deny Unaffiliated Unitholders an option to continue to hold an interest in the Partnership following privatization.